KEURIG DR PEPPER INC.
53 South Avenue
Burlington, MA 01803
April 29, 2019
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ron Alper

Re:	Keurig Dr Pepper Inc.
Registration Statement on Form S-4
File No. 333-230932
Filed April 18, 2019

Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Keurig Dr Pepper Inc. (the “Registrant”) hereby respectfully requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Wednesday, May 1, 2019, or as soon as thereafter practicable.

We request that we be notified of such effectiveness by a telephone call to Laura A. Kaufmann Belkhayat, Esq. of Skadden, Arps, Slate, Meagher & Flom LLP, the Registrant’s counsel, at (212) 735-2439, and that such effectiveness also be confirmed in writing.

Very truly yours,
KEURIG DR PEPPER INC.

By:	/s/ James L. Baldwin
Name: James L. Baldwin
Title: Chief Legal Officer and General Counsel

cc:    Skadden, Arps, Slate, Meagher & Flom LLP